UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 0-25121

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

(Full title of the Plan)

SELECT COMFORT CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

6105 Trenton Lane North
Minneapolis, Minnesota, 55442

(Address of principal executive offices)

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibits

Item

Report of KPMG LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and December 31, 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule of Assets at December 31, 2002

Signature

Exhibit 23-1 – Consent of KPMG LLP, Independent Auditors

Exhibits 99.1 and 99.2 – Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SELECT COMFORT
PROFIT SHARING AND 401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(K) PLAN

Table of Contents

Independent Auditors’ Report

Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplementary Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Independent Auditors’ Report

The Investment Committee

The Select Comfort Profit Sharing and
401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2001 and for the year then ended were audited by other auditors, whose report dated June 11, 2002 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 23, 2003

SELECT COMFORT
PROFIT SHARING AND 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Cash	$—	71,768
Investments at fair value	13,078,297	9,975,593
Net assets available for benefits	$13,078,297	10,047,361

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Dividend and interest income	$148,752	83,419
Net appreciation (depreciation) in fair value	679,256	(705,285)
	828,008	(621,866)

Less investment expenses	61,550	61,946
Net investment income	766,458	(683,812)

Participant contributions	2,481,101	2,400,704
Employer contributions	544,495	119,013
Other	118,113	—
Total additions	3,910,167	1,835,905

Deductions:
Deductions from net assets attributed to:
Benefits paid	761,118	1,694,608
Surrender charges	118,113	—
Total deductions	879,231	1,694,608

Net increase	3,030,936	141,297

Net assets available for benefit:
Beginning of year	10,047,361	9,906,064
End of year	$13,078,297	10,047,361

See accompanying notes to financial statements.

(1)                                 Description of Plan

The following description of the Select Comfort (Company) Profit Sharing and 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Inception

The inception date of the plan was January 1, 1994.

General

The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following the commencement date of his or her employment provided the employee is age twenty-one or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age twenty-one or older. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Change in Recordkeeper and Custodian

For the plan year ended December 31, 2001 and from January 1, 2002 through November 8, 2002, the Plan utilized Mass Mutual Retirement Services (Mass Mutual) as its recordkeeper and custodian. Effective November 9, 2002, the Plan assets were transferred to the custody of Met Life Securities, Inc (Met Life) and Financial Administrative Services Corporation became the recordkeeper of the Plan.

Contributions

Each year, participants may contribute a percentage of eligible earnings, as defined in the Plan. From January 1, 2001 to March 31, 2002, participants could contribute up to 15% of eligible earnings and as of April 1, 2002 up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contributions plans. Company contributions are determined at the discretion of Company’s board of directors. Employer contributions totaled $544,495 and $119,013 for the 2002 and 2001 Plan years, respectively.

Participant Accounts

Each participant’s account is credited with participant’s contribution and allocations of the Company’s contribution and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The forfeiture balance as of December 31, 2002 was $73,397.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution of their accounts plus actual earnings thereon is based on years of service. Participants’ are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are made on a pro rata basis from all investment funds in which an account is invested. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates plus two percentage points, for loans initiated from January 1, 2001 to November 8, 2002 and plus one percentage point for loans initiated from November 9, 2002 to December 31, 2002. Equal installments of principal and interest are required not less frequently than quarterly.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in one percent increments into any one or more of the Plan Sponsor’s pre-determined investment options. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various mutual funds offered through MetLife Securities, Inc., as outlined in the fund literature.

Guaranteed Asset Account – Fixed Interest Annuity backed by MetLife General Account. Annuity funds are invested primarily in long-term bonds, mortgage-backed securities, real estate, and corporate equities.

BlackRock Government Income Portfolio – Funds are invested primarily in highest rated government and agency bonds and mortgages guaranteed by the U.S. Government.

Pioneer High Yield Fund – Funds are invested primarily in below investment grade (high yield) debt securities and preferred stocks.

Washington Mutual Investors Fund – Funds are invested primarily in common stocks of larger, more established companies that meet listing requirements of the New York Stock Exchange and have a strong record of earnings and dividends.

The Growth Fund of America – Funds are invested in common stocks of companies that the fund advisor believes offer superior opportunities for growth of capital.

Franklin Capital Growth Fund – Funds are invested in common stocks of companies of any size to provide capital appreciation first and current income from dividends or interest second.

PIMCO Small-Cap Value Fund – Funds are invested in common stocks of companies that the fund advisor believes are under valued based on below-average P/E ratios relative to the market and their respective industry.

Managers Special Equity Fund – Funds are invested in common and preferred stocks of small and mid-cap companies.

EuroPacific Growth Fund – Funds are invested in common stocks of companies of all sizes based in Europe and the Pacific Rim.

Select Comfort Stock – Funds are invested in shares of common stock of Plan Sponsor.

Payment Benefits

On termination of service due to death, disability or retirement, or for termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Plan Expenses

The Plan allows for recordkeeping fees, legal fees, Trustee’s fees and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)                                 Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Investment in guaranteed investment contracts are valued at contract value which approximates fair value. The contract with Mass Mutual had a crediting interest rate of 5.0% during the 2002 plan year and the contract with Met Life had a crediting interest rate of 3.4%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results differ from those estimates.

Risks and Uncertainties

The Plan provides for investment in a variety of investments. Investments in general are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)                                 Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

December 31, 2002

Insurance Contract:
Met Life Guaranteed Asset Account	$1,790,150

Mutual funds:
Black Rock Government Income Portfolio	1,252,206
Washington Mutual Investors Fund	1,724,566
The Growth Fund of America	1,672,178
PIMCO Small-Cap Value Fund	994,562
Managers Special Equity Fund	960,407
EuroPacific Growth Fund	873,045

Select Comfort common stock	3,251,678

December 31, 2001

Insurance Contract:
Mass Mutual Fixed Interest	$1,236,265

Mutual funds:
Equity Growth Fund	1,717,224
Blue Chip Fund	2,015,793
Core Bond Fund	865,972
International Equity Fund	1,067,478
M M Small Cap Growth Fund	1,086,473
Small Company Opportunities Fund	1,231,771

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2002	2001
Mutual funds	$(1,417,705)	(853,267)
Select Comfort common stock	2,096,961	147,982
	$679,256	(705,285)

(6)                                 Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. The Custodians of the Plan, Mass Mutual and Met Life, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain of their funds and investments issued by the Custodians and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(K) PLAN

41-1597886-001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issuer or borrower	Description of investment	Current value

Met Life Guaranteed Asset Account*	Fixed annuity	$1,790,150
BlackRock Government Income Portfolio	Mutual fund	1,252,206
Pioneer High Yield Fund	Mutual fund	4,133
Washington Mutual Investors Fund	Mutual fund	1,724,566
The Growth Fund of America	Mutual fund	1,672,178
Franklin Capital Growth Fund	Mutual fund	162,233
PIMCO Small-Cap Value Fund	Mutual fund	994,562
Managers Special Equity Fund	Mutual fund	960,407
EuroPacific Growth Fund	Mutual fund	873,045
Select Comfort stock*	Common stock	3,251,678
Participant loans*	Loans secured by participant- vested balance with interest rates of 5.25% to 11.5% and maturing in 2003 to 2008	393,139

	Total investments	$13,078,297

* Party-in-interest.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Full Title of the Plan)

By:	/s/ Mark A. Kimball
Mark A. Kimball
Senior Vice President
Human Resources and Legal, General Counsel and Secretary
June 30, 2003